Exhibit 99.1

NewsRelease

TransCanada Announces Closing Conditions Satisfied for Acquisition of Columbia Pipeline Group

Highlights:

•
Acquisition creates one of North America’s largest regulated natural gas transmission companies with approximately 90,300 km (56,100 miles) of natural gas pipelines connecting the continent’s most prolific supply basins to premium markets

•	Largest North American natural gas storage business with 664 billion cubic feet of capacity

•	$25 billion of secured, near-term growth projects in Canada, the United States and Mexico

•	Acquisition is expected to be accretive to earnings per share in the first full year of ownership, providing increased revenue predictability from regulated and long-term contracted assets

•	Supports and may augment eight to 10 per cent expected annual dividend growth rate through 2020

•	Targeted annual cost, revenue and financing benefits of approximately US$250 million

•	Subscription receipts to be exchanged for common shares

•	Company to reinstate issuance of common shares from treasury under Dividend Reinvestment Plan

CALGARY, Alberta and HOUSTON, Texas - June 30, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that all conditions required to complete the previously announced acquisition of Columbia Pipeline Group, Inc. (NYSE: CPGX) (Columbia) under the terms of the merger agreement have been satisfied and that all necessary filings have been made for the transaction to take effect on July 1, 2016. TransCanada will acquire Columbia for US$25.50 per common share in cash, resulting in an aggregate purchase price of approximately US$13 billion including the assumption of approximately US$2.8 billion of debt. Upon completion of the acquisition, Columbia will be an indirect wholly-owned subsidiary of TransCanada.

“This acquisition is a tremendous opportunity to obtain a competitively-positioned, growing network of regulated natural gas pipelines and storage assets in the heart of the Marcellus and Utica basins,” said Russ Girling, TransCanada’s president and chief executive officer. “With this transaction, we have further diversified our suite of premium assets, added to our near-term growth portfolio and created one of North America’s largest regulated natural gas transmission and storage businesses, linking the continent’s most prolific natural gas supply basins to its most attractive markets.”

The Marcellus and Utica basins - the fastest-growing natural gas supply region in North America - has the lowest development and production costs along with the highest growth prospects of any large basin on the continent. Upon completion of the acquisition, TransCanada will remain focused on advancing a combined $25 billion of secured, near-term growth projects that are expected to deliver significant customer and shareholder value as they enter service, largely in the 2016 to 2018 timeframe. This growth supports and may augment TransCanada’s eight to 10 per cent expected annual dividend growth rate through 2020.

“As we move forward, our focus on safety, integrity, reliability and accountability remains the same so we can maintain strong relationships with the communities where we operate and maximize value for our shareholders,” added Girling. “Together we are stronger, better able to compete, in a unique position to grow and to continue building critical energy infrastructure that North Americans need.”

Moving forward, TransCanada will own and operate one of North America’s largest natural gas transportation and storage networks. The company now connects supply in the Western Canada Sedimentary, Marcellus, Utica and other basins with markets across Canada, the United States and Mexico.

Information for Holders of Subscription Receipts

TransCanada expects that, effective July 4, 2016, being the first Canadian business day following the expected acquisition closing date, the subscription receipts issued on April 1, 2016 to fund a portion of the purchase price for Columbia will automatically be exchanged for TransCanada common shares in accordance with the terms of the subscription receipt agreement.

TransCanada expects that trading in the subscription receipts will be halted on the Toronto Stock Exchange (TSX) prior to market opening on Monday July 4, 2016, that the transfer register maintained by the subscription receipt agent will be closed and that the subscription receipts will be delisted by the TSX after close of trading on July 4, 2016. The common shares to be issued on the exchange of the subscription receipts are expected to begin trading on the TSX on July 4, 2016, and on the New York Stock Exchange on July 5, 2016.

Holders of subscription receipts as of June 30, 2016, will remain entitled to receive a dividend equivalent payment on July 29, 2016 of $0.565 per subscription receipt that they held on June 30, 2016.

TransCanada Reinstates Common Share Issuance from Treasury Under Dividend Reinvestment Plan
TransCanada also announced that its Board of Directors has approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment Plan for TransCanada common share and preferred share dividends commencing with the next dividends declared by the Board of Directors. Amounts reinvested will be utilized to assist in funding the Company’s $25 billion near-term growth program.

Portfolio Management and Acquisition Synergies
Portfolio management will play an important role in the permanent financing of the acquisition through the planned monetization of TransCanada’s U.S. Northeast merchant power assets and a minority interest in its Mexican natural gas pipeline business. The proceeds from these asset sales, along with proceeds from the subscription receipts, are expected to make up the required funding for the acquisition while maintaining the company's financial strength and flexibility. The company continues to advance these sales processes with the expectation of announcing transactions by the end of 2016.

Until the asset sales are completed, TransCanada has a bridge-term loan credit facility in place for up to US$6.9 billion with a syndicate of lenders for a period of 24 months.

A dedicated team is focused on realizing efficiencies that will support approximately US$250 million in annual cost, revenue and financing benefits associated with the Columbia acquisition and integration.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 66,400 kilometres (41,300 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's leading provider of gas storage and related services with 368 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s First Quarter Report to Shareholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Terry Cunha / Shawn Howard
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522